[Deckers Outdoor Corporation Letterhead]

August [●], 2017

Marcato Capital Management LP
Four Embarcadero Center
Suite 2100
San Francisco, CA 94111
Attn: Richard T. McGuire III

Ladies and Gentlemen:

Deckers Outdoor Corporation (the "Company"), on the one hand, and Marcato Capital Management, LP ("Marcato"), as investment advisor of the funds it advises (such funds, together with Marcato, collectively, the "Marcato Group"), on the other hand, have mutually agreed to the terms contained in this letter agreement (this "Letter Agreement"). For purposes of this Letter Agreement, both the Company and the Marcato Group will be referred to as a "Party" and, collectively, as the "Parties."

1.   Board Matters.

(a)   As of the date of this Letter Agreement, the board of directors of the Company (the "Board") has taken the following actions:

(i)   The Board has duly appointed Matthew P. Hepler and [●][1] (the "New Directors") as directors with terms expiring at the Company's next annual meeting of stockholders (including any adjournments or postponements thereof, the "2017 Annual Meeting"); and

(ii)   The Board has duly appointed [●][2] as Non-Executive Chairman of the Board.

(b)   The Company will include the New Directors on the slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to the 2017 Annual Meeting, subject to the New Directors (i) providing to the Company all information regarding the New Directors that the Company is entitled to receive from all other directors regarding each of them and is required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the "SEC") and (ii) executing all documents required to be executed by directors nominated for election at the 2017 Annual Meeting, such documents to be in

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[1] Number and identity of additional New Directors to be determined.

[2] A New Director to be appointed Chairman.

substantially the same form as documents executed and provided by directors in connection with the prior year's annual meeting of stockholders and provided by the Company to Marcato prior to the date hereof. The Company shall use its reasonable best efforts to cause the election of each New Director at such meeting (including listing such persons in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommending that the Company's stockholders vote in favor of the election of such individuals (along with all other Company nominees) and otherwise supporting each of them for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees).

(c) At the 2017 Annual Meeting, each member of the Marcato Group will (i) cause, in the case of all shares of Common Stock owned of record, and (ii) cause the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, in each case directly or indirectly, by it or by any of its controlled affiliates, as of the record date for the 2017 Annual Meeting, (x) to be present for quorum purposes and (y) voted in favor of all nominees of the Company in its proxy statement for the 2017 Annual Meeting for election to the Board at the 2017 Annual Meeting and against any stockholder nominations for director which are not recommended by the Board for election at the 2017 Annual Meeting and against any proposals or resolutions to remove any member of the Board.

(d) If any of the New Directors ceases to be a member of the Board, the Marcato Group shall be entitled to designate another individual (a "Successor Designee") who is (i) reasonably acceptable to the Corporate Governance Committee, (ii) has no disqualifying attributes relating to his or her reputation, integrity and competence and (iii) meets all director independence and other standards of the New York Stock Exchange and the SEC, to serve as a director of the Company in place of such New Directors, and all references to such New Directors, as applicable, for purposes of this Letter Agreement, shall be deemed references to such Successor Designee.

2. Committees. Promptly following the date hereof, the Board shall take all action necessary or advisable to ensure that each of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Board (each, a "Committee") shall include a New Director, such New Director to be selected by Marcato in its sole discretion (for the avoidance of doubt, the same New Director may be selected by Marcato to serve on more than one Committee). The Company agrees that no New Director may be removed from a Committee and to the extent any New Director resigns from a Committee, Marcato may replace such New Director on such Committee with another New Director in its sole discretion.

3. Executive Search Process. A search (the "Executive Officer Search") for a new Chief Financial Officer of the Company and a Chief Operating Officer of the Company will be commenced promptly following the date of this Letter Agreement, and will be conducted by a search committee (the "Search Committee") comprised of [●] (who will serve as the Chairman of the Search Committee), [●], [●], [●] and [●].[3] The resolution of the

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[3] NTD: Search Committee to include two New Directors.

Board pursuant to which the Search Committee is established will provide that (i) the Search Committee will have the authority to, and shall promptly, engage an executive search firm selected by it in its discretion and (ii) the Executive Officer Search will be conducted in a deliberate and expeditious manner as determined by the Search Committee. The Company agrees that no New Director may be removed from the Search Committee and to the extent a New Director resigns from the Board or the Search Committee, Marcato may replace such New Director on the Search Committee with another New Director in its sole discretion.

4. <u>Registration Rights</u>. Promptly following the execution of this Letter Agreement (but in no event later than thirty days (30) following the date hereof), the Company and Marcato shall enter into a registration rights agreement granting to the Marcato Group customary and reasonable registration rights with respect to shares of Common Stock beneficially owned by the Marcato Group.

5. <u>Company Policies</u>. The Company acknowledges and agrees that none of the confidentiality provisions contained in the policies, procedures, processes, codes, rules, standards or guidelines applicable to Board members ("<u>Company Policies</u>") or any other provision contained in any other document, agreement or policy of the Company shall prohibit, restrict or limit Mr. Hepler from sharing any information learned by him in his capacity as a director of the Company with any of the Marcato Group's employees or advisors and Mr. Hepler is hereby expressly permitted to do so; provided, that, such employees or advisors of the Marcato Group agree to maintain the confidentiality of the confidential information or are otherwise bound (by fiduciary or other professional duty) to maintain the confidentiality of the confidential information to the same extent as Mr. Hepler in his capacity as a director. The Company further acknowledges and agrees that, except as set forth in the preceding sentence, none of the Company Policies shall be deemed to apply to the Marcato Group.

6. <u>Certain Actions</u>. The Board will not utilize committees of the Board (including by the formation of an "executive" or similar committee) for the purpose of discriminating against any New Director in order to limit any of their participation in substantive deliberations of the Board. The Company will not (i) alter or adopt any Company Policies in a manner that would interfere with the purpose of this Letter Agreement or (ii) amend the Company's bylaws after the date hereof to interfere with the purpose of this Letter Agreement.

7. <u>Press Release</u>. The Parties agree that the Company will issue the press release attached to this Letter Agreement as <u>Exhibit A</u> (the "<u>Press Release</u>") promptly following the execution and delivery of this Letter Agreement by the Parties. The Company acknowledges that the Marcato Group may file this Letter Agreement and the Press Release as exhibits to its Schedule 13D pursuant to an amendment and the Marcato Group agrees that the Company will have the opportunity to review such amendment in advance of filing.

8. <u>Power and Authority of the Company</u>. The Company represents and warrants to the Marcato Group that (a) the Company has the corporate power and authority to execute

this Letter Agreement and to bind it thereto and that this Letter Agreement and the actions to be taken herein are an expression of the fiduciary duties of the Board, (b) this Letter Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Letter Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

9. <u>Power and Authority of the Marcato Group</u>. Each member of the Marcato Group represents and warrants to the Company that (a) Marcato, as the authorized signatory of such member of the Marcato Group, has the power and authority to execute this Letter Agreement and to bind such member of the Marcato Group thereto, (b) this Letter Agreement has been duly authorized, executed and delivered by such member of the Marcato Group, constitutes a valid and binding obligation and agreement of such member of the Marcato Group, and is enforceable against each such member of the Marcato Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Letter Agreement by such member of the Marcato Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such member of the Marcato Group, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

10. <u>Termination</u>. Each Party's obligations under this Letter Agreement will terminate on the the date that no New Director serves on the Board (such date, the "<u>Termination Date</u>"); <u>provided</u>, that, the obligations set forth in Section 5 shall survive for six months following the Termination Date.

11. <u>Fiduciary Duties</u>. Nothing in this Letter Agreement will be deemed to require the violation of the fiduciary duties of any director of the Company under Delaware law in the director's capacity as such.

12. <u>Counterparts</u>. This Letter Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

13. <u>Specific Performance</u>. Each Party acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for such a breach. It is accordingly agreed that each Party may be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof. Each Party agrees to waive any bonding requirement under any applicable law, in the case any other Party seeks to enforce the terms by way of equitable relief.

14. <u>Applicable Law and Jurisdiction</u>. This Letter Agreement will be governed by and enforced in accordance with the laws of the State of Delaware without reference to conflicts of laws principles. Each of the Parties hereto irrevocably agrees that any legal action or proceeding based on or arising out of this Letter Agreement will be brought exclusively in the Court of Chancery of the State of Delaware (or, if such court declines to accept jurisdiction, any state or federal court within the State of Delaware). Each of the Parties irrevocably waives the right to trial by jury in any such action or proceeding. Each of the Parties hereto hereby irrevocably submits to the personal jurisdiction of the aforesaid courts, and irrevocably waives any argument that such courts are an inconvenient or improper forum. Each Party consents to service of process by a reputable overnight delivery service, signature requested, to the address of such Party's principal place of business or as otherwise provided by applicable law.

15. <u>Notice</u>. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy or email, when such telecopy is transmitted to the telecopy number or such email is sent to the email address set forth below, as applicable, and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this section:

If to the Company:

Deckers Outdoor Corporation
250 Coromar Drive
Goleta, California 93117
Attention: [●]
Email: [●]

With a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Bradley L. Finkelstein; Douglas K. Schnell
Email: bfinkelstein@wsgr.com; dschnell@wsgr.com

If to Marcato:

Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111
Attention: Richard T. McGuire III
Email: McGuire@marcatollc.com

With a copy to (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
Attention: Richard M. Brand; Joshua A. Apfelroth
Email: richard.brand@cwt.com; joshua.apfelroth@cwt.com

16.   <u>Entire Agreement</u>. This Letter Agreement, together with <u>Exhibit A</u> attached to this Letter Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof.

[Signature Page Follows]

If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.

DECKERS OUTDOOR CORPORATION.

By:_____
Name: [●]
Title: [●]

Acknowledged and agreed to as of the date
first written above:

MARCATO CAPITAL MANAGEMENT LP

By: Marcato Holdings LLC, its General Partner

By:_____
Name: Richard T. McGuire III
Title: Authorized Person

EXHIBIT A

PRESS RELEASE

[LANGUAGE TO BE MUTUALLY PREPARED BY PARTIES]

Press Release will announce Company's plans to:

- appoint the New Directors to the Board and to nominate the New Directors at the 2017 Annual Meeting;
- appoint one of the New Directors as Non-Executive Chairman of the Board;
- recapitalize the balance sheet of the Company to achieve a pro forma Net Debt to EBITDA ratio of 3x;
- use the proceeds from such recapitalization to initiate an immediate self-tender offer for the repurchase of approximately $500 million of the Company's outstanding shares of common stock;
- commence sale processes to divest each of the Company's non-UGG brands, whether by way of merger, consolidation, separation, spin-off, split-off, sale or other disposition, and use the proceeds from such divestiture to repurchase shares pursuant to the Company's self-tender offer;
- increase the scope of the Company's retail brick and mortar divestitures;
- engage McKinsey & Company to assist in the evaluation and execution of margin improvement initiatives;
- replace the Chief Financial Officer with a qualified individual with relevant industry experience; and
- hire a Chief Operating Officer or President with significant operational experience.